Exhibit 99.1(a)(5)(A)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase (as defined below) dated May 25, 2004 and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Goldman, Sachs & Co. (the "Dealer Manager"), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(Including the Associated Rights to Purchase Preferred Shares)

OF
NEW ENGLAND BUSINESS SERVICE, INC.

AT

$44.00 NET PER SHARE

BY

HUDSON ACQUISITION CORP.,
AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
DELUXE CORPORATION

        Hudson Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), is offering to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of New England Business Service, Inc., a Delaware corporation (the "Company"), at a purchase price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). All references to "Shares" include the associated rights to purchase shares of preferred stock issued pursuant to the Amended and Restated Rights Agreement, dated October 20, 1994 as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent. Purchaser or Parent will pay all fees and expenses of the Dealer Manager, The Bank of New York (the "Depositary") and Georgeson Shareholder Communications, Inc. (the "Information Agent") in connection with the Offer. Following the Offer, Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 23, 2004, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 2004 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation and will become an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, and other than Shares held by stockholders who are entitled to and have properly exercised appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive $44.00 in cash, or any higher price that may be paid per Share in the Offer, without interest. Stockholders who have properly demanded appraisal rights in accordance with Section 262 of Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. See Section 11 of the Offer to Purchase. The Merger Agreement is more fully described in Section 10 of the Offer to Purchase.

        The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and has recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes more than 67% of the voting power (determined on a fully diluted basis) of all securities of the Company entitled to vote in the election of directors or in a merger, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) there not having occurred and be continuing any Company Material Adverse Effect (as defined in the Merger Agreement). The Offer is also subject to certain other conditions described in the Offer to Purchase. See Section 1 and Section 14 of the Offer to Purchase.

        For purposes of the Offer (including during any Subsequent Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment. In all cases (including during any Subsequent Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

        Subject to the applicable rules of the Securities and Exchange Commission (the "SEC") and the terms and conditions of the Offer, Purchaser expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified on Annex A to the Merger Agreement and described in Section 14 of the Offer to Purchase, and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the Merger Agreement, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer (in accordance with Rule 14e-1(d) under the Exchange Act).

        Purchaser may provide for a subsequent offering period in connection with the Offer. If Purchaser does provide for any such subsequent offering period, subject to the applicable rules and regulations of the SEC, Purchaser may elect to extend its Offer beyond the scheduled expiration date for a subsequent offering period of up to an additional 20 business days in the aggregate (the "Subsequent Period"), if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Shares tendered during a Subsequent Period may not be withdrawn. See Section 4 of the Offer to Purchase. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Period. Any election by Purchaser to include a Subsequent Period may be effected by Purchaser giving oral or written notice of the Subsequent Period to the Depositary. If Purchaser decides to include a Subsequent Period, it will make an announcement to that effect by issuing a news release to a national newswire service on the next business day after the previously scheduled expiration date of the Offer.

        Any tender of Shares made pursuant to the Offer is irrevocable except that such Shares may be withdrawn at any time prior to the expiration of the Offer, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 24, 2004. For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the

Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY PURCHASER, IN ITS SOLE DISCRETION, WHOSE DETERMINATION WILL BE FINAL AND BINDING. NONE OF PURCHASER, PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNS, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY, THE COMPANY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE ANY NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

        The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided Purchaser with the Company's stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 of the Company, will be mailed by Purchaser to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent and will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, New York 10004

Banks and Brokers Call:
(212) 440-9800

All Others Call Toll Free:
(800) 733-6209

The Dealer Manager for the Offer is:

85 Broad Street
New York, New York 10004
Call: (212) 902-1000
Call Toll Free: (800) 323-5678

May 25, 2004